Exhibit 12.2

ARIZONA PUBLIC SERVICE COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	2017	2016	2015	2014	2013
Earnings:
Net income attributable to common shareholder	$504,309	$462,141	$450,274	$421,219	$424,969
Income taxes	269,168	245,842	245,841	237,360	245,095
Fixed charges	222,667	210,776	199,458	204,198	202,457
Total earnings	$996,144	$918,759	$895,573	$862,777	$872,521

Fixed Charges:
Interest charges	$209,330	$197,811	$187,499	$193,119	$194,616
Amortization of debt discount	4,833	4,760	4,793	4,168	4,046
Estimated interest portion of annual rents	8,504	8,205	7,166	6,911	3,795
Total fixed charges	$222,667	$210,776	$199,458	$204,198	$202,457

Ratio of Earnings to Fixed Charges (rounded down)
Earnings:	4.47	4.35	4.49	4.22	4.30